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                                                                       EXHIBIT 5
ANNEX A

                                                            [PIPER JAFFRAY LOGO]

                                                     PIPER JAFFRAY INC.
                                                     222 SOUTH NINTH STREET
                                                     MINNEAPOLIS, MN 55402-3804

                                                     612 342-6000

August 10, 1998

The Board of Directors
c/o MicroProse, Inc.
2490 Mariner Square Loop, Suite 100
Alameda, CA 94501

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of MicroProse, Inc. (the "Company") of the consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger proposed to be dated as of August 11, 1998 (the "Agreement") among the Company, Hasbro, Inc. (the "Parent") and New HIAC Corp. (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for (i) the commencement by Purchaser of a tender offer (the "Offer") to purchase all outstanding shares of Common Stock at a price of $6.00 per share, net to seller in cash (the "Offer Price"), and (ii) the merger (the "Merger") of the Purchaser into the Company in which shares of Common Stock will be converted and exchanged for cash equal to the Offer Price. The Offer and the Merger are collectively referred to as the "Transactions."

Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transactions. The Company has also agreed to indemnify us against certain liabilities in connection with our services. Piper Jaffray is entitled to additional fees in the event of consummation of the Transactions. Piper Jaffray makes a market in the Common Stock and provides research coverage on the Company. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have performed for a fee various investment banking services for the Company in the past.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated August 8, 1998 of the Agreement, (ii) certain publicly available financial, operating and business information related to the Company, (iii) certain internal financial information of the Company prepared for financial planning purposes and furnished by the management of the Company, (iv) certain publicly available

                                                     Since 1895, Member SIPC
                                                     New York Stock Exchange,
                                                     Inc.
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market and securities data of the Company, (v) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates and selected public companies deemed comparable to Company, (vi) certain publicly available financial, operating and business information relative to the Parent, and (vii) certain publicly available market and securities data of the Parent.
We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. The Company does not publicly disclose internal financial information of the type provided to Piper Jaffray in connection with Piper Jaffray's review of the Transactions. Such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above has been prepared on a reasonable basis and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have, at your direction, in reviewing and analyzing internally prepared financial information, not given effect to the prospective impact of any proposed software distribution arrangement with Parent.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses of an entity. Recent reports by independent accountants to the Company have expressed qualifications concerning the Company's ability to continue as a going concern. Other factors could have a material adverse effect on the Company's financial condition and the marketability of its securities. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.

Our opinion relates solely to the Transactions; we were not requested to opine as to, and this opinion does not in any manner address, the fairness or any other aspect of any software distribution arrangement with Parent.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transactions. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price to be received in the Transactions pursuant to the Agreement for the Common Stock of the Company is fair, from a financial point of view, to the holders of Common Stock of the Company as of the date hereof.

Sincerely,

PIPER JAFFRAY INC.


 /s/ PIPER JAFFRAY INC.
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